UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)


                   Great American Bancorp, Inc.
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                        (Name of Issuer)


             Common, Stock Value - $0.01 Par Value
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                 (Title of Class of Securities)


                            38982K107
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                         (CUSIP Number)


                        Clinton C. Atkins
                        2001 Kankakee Drive
                        Champaign, IL 61821
                        (217) 352-2121
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   (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications)


                        July 31, 2001
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                             (Page 1 of 5 Pages)

CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Clinton C. Atkins

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                          (b) [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            88,775 shares

8.      SHARED VOTING POWER

            Not Applicable

9.      SOLE DISPOSITIVE POWER

            88,775 shares

10.     SHARED DISPOSITIVE POWER

            Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            88,775 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.36%

14.     TYPE OF REPORTING PERSON

            IN

                                                           (Page 2 of 5 pages)

	The purpose of this Amendment No. 4 to the previously filed Schedule 13D is to report shares acquired by Mr. Clinton C. Atkins (the "Reporting Person") and to report that the ownership of the Reporting Person in the common stock of Great American Bancorp, Inc. (the "Company") has increased from 8.11% to 9.36% of the common shares outstanding. The Reporting Person is a Director of the Company. The Reporting Person's ownership percentage has increased primarily due to the Company's repurchase of its common stock which reduced the Company's outstanding common shares.

Item 1.     Security and Issuer.

     No change.

Item 2.     Identity and Background.

     No change

Item 3.     Source and Amount of Funds or Other Consideration.

	     As of the date hereof, the Reporting Person is deemed to beneficially own
88,775 shares, including 78,775 shares purchased in open market transactions,
3,000 shares issued under the 1995 Great American Bancorp, Inc. Incentive Plan
("Incentive Plan") and 7,000 additional shares representing shares underlying options granted under the Incentive Plan which are currently exercisable or exercisable within 60 days.

	     A schedule of the shares, dates, and the prices per share of shares acquired by the Reporting Person since the most recent filing on Schedule 13D is attached and marked as Exhibit 1 to Item 3.

Item 4.     Purpose of Transaction.

	     No change.

Item 5.     Interest in Securities of Issuer

(a) As of the date hereof, the Reporting Person is deemed to beneficially own 88,775 shares, representing 9.36% of the outstanding shares of the Company based upon outstanding shares as of July 31, 2001 of 941,600 plus 7,000 shares underlying stock options granted to the reporting person under the Incentive Plan which are currently exercisable or exercisable within 60 days.

	     (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a).

	     (c)  Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

	     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

	     (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      No change.

                                                             (Page 3 of 5 Pages)

Item 7.     Material to be Filed as Exhibits

	     A schedule detailing dates, shares purchased, and price per share of shares acquired by the Reporting Person since the most recent filing on
Schedule 13D is filed herewith as Exhibit 1 to Item 3.

     The Company's 1995 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form S-8, filed with the SEC on May 23, 1996, file number 333-04491.


	                           SIGNATURES


	     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     August 13, 2001                      /S/ Clinton C. Atkins
-------------------------             --------------------------
	        Date                                   Signature


                                          Clinton C. Atkins
                                      --------------------------
	                                              Name/Title


                                                        (Page 4 of 5 Pages)

                        SCHEDULE 13D
                     EXHIBIT 1 TO ITEM 3
                      Clinton C. Atkins

                           Price per Share
	         No. of Shares       (Excluding      Where        How
Date    Purchased (Sold)	    commissions)   Transacted  Transacted
----    ---------------    --------------- ----------  ----------

Non-Derivative Shares Acquired (Sold or Transferred), Direct Ownership:

02/14/01       600                N/A          GABI        (1)

Derivative Shares, Direct Ownership:

02/14/01     1,400	              14.00          GABI        (2)

(1) Shares represent stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vested on February 14, 2001.

(2) Shares represent options granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vested on February 14, 2001.



                                                        (Page 5 of 5 Pages)